SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MaxLinear, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

57776J100

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Kishore Seendripu, Ph.D. President and Chief Executive Officer MaxLinear, Inc. 2051 Palomar Airport Road, Suite 100 Carlsbad, California 92011 (760) 692-0711

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert F. Kornegay Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real, Suite 200 San Diego, CA 92130 (858) 350-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made prior to the commencement of an anticipated tender offer to allow eligible employees of MaxLinear, Inc. or its subsidiaries (collectively, the “Company”) to exchange certain of their outstanding stock options for a reduced number of restricted stock unit awards to be granted under the Company’s 2010 Equity Incentive Plan with a new vesting schedule.

On March 21, 2012, the Company filed a proxy statement with the U.S. Securities and Exchange Commission relating to its Annual Meeting of Stockholders to be held on Thursday, May 10, 2012, which contains a proposal submitted to the Company’s stockholders to approve a one-time stock option exchange program for the Company’s eligible employees (the “Exchange Program”).

The Proxy Statement does not constitute an offer to holders of eligible stock options to exchange such options. The Exchange Program described in the proxy statement has not commenced and will not close unless the requisite stockholder approval is obtained at the Company’s Annual Meeting of Stockholders. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”) upon the commencement of the Exchange Program. Persons who may be eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Exchange Program. The written materials described above and other documents filed with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov. In addition, employees eligible to participate in the Exchange Program may obtain free copies of documents filed with the SEC by contacting Chief Financial Officer, MaxLinear, Inc., 2051 Palomar Airport Road, Suite 100, Carlsbad, CA 92011 or through the Company’s website at www.maxlinear.com.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Proxy Statement for the Annual Meeting of Stockholders scheduled for May 10, 2012 (incorporated by reference from the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 21, 2012).